EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended June 30,
	2001	2002	2003	2004	2005	2006
Income (loss) before income taxes	$45,124	$21,983	$32,870	$32,233	$43,123	$(17,110)

Fixed charges:
Interest expense	1,065	987	923	1,441	4,166	4,102
Rentals:
Buildings, office equipment and other	169	203	310	366	593	805

Total fixed charges	$1,234	$1,190	$1,233	$1,807	$4,759	$4,907

Income before income taxes plus fixed charges	$46,358	$23,173	$34,103	$34,040	$47,882	$(12,203)

Ratio of earnings to fixed charges (A)	37.6	19.5	27.7	18.8	10.1	(2.5)

Coverage deficiency	$—	$—	$—	$—	$—	$17,110

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.